Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Net Loss of $17.4 million in the Third Quarter

     TORONTO, Nov. 5 /CNW/ - Kingsway Financial Services Inc. (TSX: KFS, NYSE:
KFS) today announced its financial results for the third quarter and nine months ended September 30, 2008. The Company reported a net loss of
$17.4 million or $0.32 per share diluted, primarily reflecting disappointing underwriting results and net realized losses, including the write-down of investments, which were partially offset by the gain on the sale of York Fire and Casualty Insurance Company (York Fire). Operating losses resulted from a combination of factors, including net unfavourable reserve development from terminated programs at Lincoln General and a significant drop in trucking premiums on both sides of the border. York Fire, a Canadian subsidiary which was sold at quarter end, is accounted for as discontinued operations. As a result of this reclassification, certain comparative figures have been updated to conform to current period's financial statement presentation to reflect the effect of discontinued operations. All amounts are in U.S. dollars unless indicated otherwise.
     Investment income decreased 8% to $33.1 million in the quarter, compared with a year ago, primarily due to lower short-term yields in Canada and the
U.S. and a reduction in the size of the portfolio as a result of the sale of investments to repay the Company's bank debt in the quarter. The cost-based yield on the fixed income portfolio decreased to 4.4% from 4.8% for the same quarter of last year. Sales from the securities portfolio and a $22.9 million write-down of fixed income and equity investments that are considered to be other than temporarily impaired resulted in a net realized loss of
$29.6 million ($0.53 per share) compared with a gain of $4.2 million
($0.07 per share) in Q3 2007.
     The Company reported an operating loss from continuing operations of
$17.5 million or $0.32 per share diluted, which compares with operating earnings in Q3 2007, on a pro forma basis excluding York Fire, of
$16.0 million or $0.29 diluted per share. Gross premiums written from continuing operations decreased 26% to $354.5 million, primarily as a result of the impact of soft trucking markets and the termination of non-core and unprofitable business at Lincoln General, the Company's largest subsidiary.
Estimated net unfavourable reserve development on prior years was
$26.4 million in the quarter, representing $0.46 per share, of which
$19.2 million was related to the terminated artisan contractors liability program at Lincoln General. Lincoln General has made the decision to bring all new and outstanding claims related to the artisan program in-house during the run-off period. An expert third party was engaged to provide recommendations which are being used to ensure that the run-off will be efficiently managed.
     The combined ratio for continuing operations was 113.6%, compared with
102.1% in the third quarter of 2007. Canadian operations, excluding York Fire, had a combined ratio of 103.4% compared with 87.9% a year ago, while U.S.
operations had a combined ratio of 118.5% compared with 106.8% the previous year. For the quarter, U.S. operations accounted for 68% of gross premiums compared with 76% a year ago.
     "Our results need to be viewed in the context of turbulent credit and securities markets, and economic weakness affecting some business lines, notably trucking, at a time when we are fundamentally changing our business to achieve improved and consistent future performance," said Shaun Jackson,
President and Chief Executive Officer. "The current market conditions are causing operating losses throughout the North American property and casualty insurance industry which we believe will accelerate the withdrawal of cyclical players from specialty markets. The weak underwriting results and substantial impairment of investment portfolios at many leading insurers and reinsurers throughout the world will lead to a reduction of available capital at a time when premium rates need to be increased. These are predictable preconditions for much firmer pricing in insurance markets. This will create opportunities for Kingsway to expand its underwritings and improve its profitability. The actions we have taken to deleverage and reduce risk at the company, to eliminate unprofitable lines of business, and to strengthen core operations since the beginning of this year should position us to improve performance throughout the cycle, particularly when markets harden."
     "Our high quality investment portfolio performed relatively well in this period of extraordinary financial market conditions. Moreover, as it is our policy to hold fixed-income securities until maturity and the credit quality of this portfolio remains high we anticipate that most of these write-downs will be recovered in future periods. The reduction in premiums from last year has temporarily raised expense ratios and unfavourable development in
Lincoln's terminated artisan program has had a significant negative impact;
however, I am satisfied we are making progress in addressing these and other challenges while fundamentally changing Kingsway towards a more focused book of insurance business operated with strengthened capital and management practices."

     On September 30, the Company completed the previously announced sale of
York Fire for C$95 million (or 1.8 times book value). York Fire was considered non-core to our future and produced a loss of $11.4 million for the year to date. Kingsway realized an estimated initial gain on the sale of $35.0 million after tax. The final net gain will be determined subject to the completion of an audit of York Fire.
     During the third quarter of 2008, the Company fully repaid its entire bank indebtedness of $157.9 million and thus improved its senior debt to total capital ratio to 23.3% from 31.2% as at June 30, 2008. The Company now does not have obligations to repay any additional debt until July 11, 2012.

     Nine month results

     For the nine months ended September 30, Kingsway reported a net loss of
$45.5 million ($0.82 diluted per share) compared with net income of
$85.0 million ($1.51 diluted per share) in the same period of 2007. Investment income excluding net realized losses was $102.0 million, 3% above the same period of 2007, while net realized losses were $24.7 million compared to net realized gains of $43.7 million. Gross premiums written from continuing operations were $1,207.6 million, 15% below the comparable nine month period of 2007.
     Dividend

     The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on December 31, 2008 to shareholders of record on
December 15, 2008.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on November 5, 2008 at 8:30 a.m. EDT. To access please dial 1-800-733-7571 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2424180

     Annual Investor Day

     The Company will be hosting its annual Investor Day on Thursday,
November 13, 2008 at the TSX Broadcast Centre - Gallery located at The
Exchange Tower, 2 First Canadian Place, Toronto, Ontario, beginning at
8:30 a.m. A web cast can be accessed through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2423960. Kingsway senior management team will provide investors with an overview of the performance, strategy and outlook for the Company.

     About the Company

     Kingsway Financial Services Inc. "Kingsway" is one of the largest non-standard automobile insurers and truck insurers in North America based on
A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in
Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance
Company and Jevco Insurance Company. U.S. subsidiaries include Universal
Casualty Company, American Service Insurance Company, Southern United Fire
Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance
Company, American Country Insurance Company, Zephyr Insurance Company, Mendota
Insurance Company and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     <<
     Financial Summary and Highlights:

     -------------------------------------------------------------------------
                           Quarter to September 30:  9 months to September 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars except         2008     2007 Change      2008      2007  Change
      per share amounts)
     -------------------------------------------------------------------------
     Gross premiums
      written             $ 354.5  $ 477.5   (26%) $1,207.6  $1,428.1    (15%)
     Underwriting loss      (50.6)    (9.3)  444%    (144.7)    (39.1)   270%
     Investment income       33.1     36.1    (8%)    102.0      98.9      3%
     Net realized gains
      (loss)                (29.6)     4.2  (805%)    (24.7)     43.7   (157%)
     Operating earnings
      (loss)                (17.5)    16.0  (209%)    (47.4)     41.6   (214%)
     Net income (loss)      (17.4)    23.6  (174%)    (45.5)     85.0   (154%)
     Diluted earnings
      (loss) per share      (0.32)    0.42  (176%)    (0.82)     1.51   (154%)
     Book value per share                             14.02     18.83    (26%)
     Combined ratio        113.6%   102.1%  11.5%    112.3%    103.1%    9.2%
     -------------------------------------------------------------------------

     -   Gross premiums written decreased 26% to $354.5 million in the quarter compared to $477.5 million in Q3 last year, and for the first nine months of the year were $1,207.6 million compared to
         $1,428.1 million for the same period last year, primarily as a result of the impact of soft insurance markets and the termination of several programs at Lincoln General. Lincoln General's premium volume declined by $109.9 million in the quarter (52%) and $269.9 million year to date (42%) compared to the same periods last year. The
         Company, however, has also experienced a positive shift in business mix to non-standard automobile, where premiums increased 9% to
         $508.1 million for the year to date, from less stable business lines such as trucking and liability.

     -   The combined ratio was 113.6% in the quarter compared to 102.1% in the same quarter last year, with continuing Canadian operations reporting a combined ratio of 103.4% and U.S. operations a combined ratio of 118.5%. Excluding the run-off programs at Lincoln General, the U.S. operations pro-forma combined ratio was 110.4% for the quarter and the consolidated combined ratio was 108.0%.

     -   Estimated net unfavourable reserve development was $26.4 million in the quarter ($91.4 million for the year to date) of which the artisan contractors liability program accounted for $19.2 million
         ($28.3 million for the year to date). The reserve development increased the combined ratio by 7.1% for the quarter (7.8% for the year to date) and impacted earnings per share by $0.46 per share for the quarter ($1.52 for the year to date).

     -   Investment income, excluding net realized gains was $33.1 million compared to $36.1 million for the same quarter of 2007, an 8%
         decrease. For the year to date investment income, excluding net realized gains, has increased by 3% to $102.0 million compared to
         $98.9 million for the corresponding period last year. Included in net realized losses were adjustments to the carrying values of securities for declines in market value considered other than temporary of
         $22.9 million ($40.7 million for the year to date) or $0.42 per share for the quarter ($0.74 per share for the year to date).

     -   The fair value of the securities portfolio per share decreased by 19%
         since the beginning of the year to $51.07 (C$54.35). The impact of the sale of York Fire and the repayment of all bank indebtedness during the quarter resulted in a decrease in the portfolio of
         $329.3 million or $5.98 per share.

     -   The decline in the value of the securities portfolio brought about primarily by widening of credit spreads on corporate bonds and decreased equity prices lowered book value per share by $1.01 in the quarter. At September 30, 2008, 94.6% of the fixed income portfolio is rated 'A' or better. The Company has the ability and intent to hold the fixed income securities to maturity.

     -   As at September 30, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $2.6 million to the sub-prime mortgage market in the
         U.S. through home equity loan asset backed securities.

     -   As at September 30, 2008 the Canadian dollar book value per share was
         $14.93 compared to $16.80 as at December 31, 2007.

     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three and nine months ended September 30, 2008 and 2007
     (U.S. dollars)
     -------------------------------------------------------------------------

     The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the third quarter of fiscal 2008 and 2007; with the MD&A set out on pages 12 to 57 in the Company's 2007 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the third quarter of fiscal 2008 and the notes to the audited consolidated financial statements for fiscal
     2007 set out on pages 68 to 85 of the Company's 2007 Annual Report.

     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
     >>

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 87 of the 2007 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     <<
     Premiums

     -------------------------------------------------------------------------
     (in millions
      of dollars)      Quarter to September 30:     9 Months to September 30:
     -------------------------------------------------------------------------
                       2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Gross premiums
      written
       Canada      $  112.5  $  115.1       (2%) $  364.8  $  346.7        5%
       U.S.           242.0     362.4      (33%)    842.8   1,081.4      (22%)
     -------------------------------------------------------------------------
       Total       $  354.5  $  477.5      (26%) $1,207.6  $1,428.1      (15%)

     Net premiums
      written
       Canada      $  106.6  $  109.5       (3%) $  348.3  $  328.9        6%
       U.S.           211.6     326.2      (35%)    755.2     987.3      (24%)
     -------------------------------------------------------------------------
       Total       $  318.2  $  435.7      (27%) $1,103.5  $1,316.2      (16%)

     Net premiums
      earned
       Canada      $  119.7  $  113.5        5%  $  336.2  $  300.6       12%
       U.S.           251.4     337.1      (25%)    842.5     978.4      (14%)
     -------------------------------------------------------------------------
       Total       $  371.1  $  450.6      (18%) $1,178.7  $1,279.0       (8%)
     -------------------------------------------------------------------------
     >>

     The U.S. operations reported a decrease in premiums written of
$120.4 million (or 33%) during the quarter and $238.6 million (or 22%) year to date. Lincoln General's premium volume declined by $109.9 million in the quarter ($269.9 million year to date) compared to the same period last year due to the impact of terminations of unprofitable programs and the continuing soft market conditions for the trucking business in the U.S. Non-standard automobile premiums increased 9% to $508.1 million for the year to date.
     Gross premiums written for the Canadian operations decreased 2% in the quarter (increase of 5% year to date) compared to last year. In Canadian dollars, gross premiums written from Canadian operations declined by 4% for the quarter (declined 3% year to date) compared to last year. Canadian operations experienced a decline of 28% in gross premiums written in the trucking line of business due to aggressive pricing from certain competitors and the reduction in cross-border activities due to the slowing North American economy.
     U.S. operations represented 68% of gross premiums written in the quarter
(70% year to date) compared with 76% in the same quarter of last year (76%
year to date last year). Non-standard automobile, trucking, and commercial automobile premiums represented 42%, 16% and 15%, respectively, of gross premiums written at the end of the quarter compared with 33%, 23% and 17% last year.

     <<
     Investment Income

     -------------------------------------------------------------------------
                       Quarter to September 30:     9 Months to September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)      2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Investment
      income       $   33.1  $   36.1       (8%) $  102.0  $   98.9        3%
     -------------------------------------------------------------------------
     >>

     Investment income has decreased by 8% in the quarter primarily due to lower short-term yields in Canada and the U.S. and a reduction in the size of the portfolio as a result of the repayment of the Company's bank debt.
Investment income has increased by 3% for the nine months to September 30 as a result of the higher short-term yields in the first quarter of 2008 compared to the first quarter of 2007 as well as the impact of the strength of the
Canadian dollar for much of the current year, which increases the investment income from Canadian operations reported in U.S. dollars. The cost based yield on the fixed income portfolio decreased to 4.4% compared to 4.8% for the same quarter last year, primarily attributable to the drop in short-term yields described above. The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities held in the portfolio during the period. The impact of the sale of
York Fire and the repayment of all bank indebtedness during the quarter resulted in a decrease in the portfolio of $329.3 million or $5.98 per share which is expected to reduce investment income going forward.

     <<
     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the current quarter and year to date with comparative figures:

     -------------------------------------------------------------------------
                       Quarter to September 30:     9 Months to September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)      2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Fixed income  $   (0.8) $   (4.3)      81%  $    3.7  $   (5.9)     163%
     Equities          (5.9)     11.0     (154%)     12.3      52.6      (77%)
     Capital assets       -         -         -         -       5.4     (100%)
     Impairments      (22.9)     (2.5)     816%     (40.7)     (8.4)     385%
     -------------------------------------------------------------------------
     Total         $  (29.6) $    4.2     (805%) $  (24.7) $   43.7     (157%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended September 30, 2008, sales from the securities portfolio and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized loss of $29.6 million
($24.7 million for year to date) compared to a net realized gain of
$4.2 million for the three months ended September 30, 2007 ($43.7 million for year to date). The challenging fixed income and equity markets which began in the third quarter of 2007 have continued into 2008 resulting in the write-down of $22.9 million of securities in the third quarter of 2008 ($40.7 million for year to date) compared to $2.5 million in the third quarter of 2007
($8.4 million for year to date). The write-downs include the impact of the
Lehman Brothers bankruptcy on the portfolio which was a net realized loss of
$14.5 million. The net realized gain in the first half of 2007 included a
$5.4 million gain on the sale of the Company's former head office building and a gain of $17.7 million on a major equity holding in the Canadian portfolio which was the subject of a completed takeover.

     <<
     Underwriting Results

     -------------------------------------------------------------------------
                       Quarter to September 30:     9 Months to September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)      2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Underwriting
      profit (loss)
       Canada      $   (4.1) $   13.8     (130%) $  (27.0) $   19.9     (236%)
       U.S.           (46.5)    (23.1)     101%    (117.7)    (59.0)      99%
                   -----------------------------------------------------------
       Total       $  (50.6) $   (9.3)     444%  $ (144.7) $  (39.1)     270%
                   -----------------------------------------------------------
                   -----------------------------------------------------------
     Combined ratio
       Canada        103.4%     87.9%     15.5%    108.0%     93.4%     14.6%
       U.S.          118.5%    106.8%     11.7%    114.0%    106.0%      8.0%
                   -----------------------------------------------------------
       Total         113.6%    102.1%     11.5%    112.3%    103.1%      9.2%
                   -----------------------------------------------------------
                   -----------------------------------------------------------
     Expense ratio
       Canada         36.2%     36.2%      0.0%     36.8%     36.2%      0.6%
       U.S.           34.9%     29.1%      5.6%     32.7%     28.8%      3.9%
                   -----------------------------------------------------------
       Total          35.3%     30.9%      4.4%     33.9%     30.6%      3.2%
                   -----------------------------------------------------------
                   -----------------------------------------------------------
     Loss ratio
       Canada         67.2%     51.7%     15.5%     71.2%     57.2%     14.0%
       U.S.           83.6%     77.7%      5.9%     81.3%     77.2%      4.1%
                   -----------------------------------------------------------
       Total          78.3%     71.1%      7.3%     78.4%     72.5%      5.9%
                   -----------------------------------------------------------
                   -----------------------------------------------------------

     -------------------------------------------------------------------------
     >>

     The Canadian operations experienced estimated net unfavourable reserve development of $1.3 million ($15.4 million year to date) or 1.1% to the
Canadian operations combined ratio for the quarter (4.6% year to date)
compared to favourable reserve development of $9.6 million for the third quarter last year ($18.7 million year to date). The loss ratio in the quarter was 67.2% (71.2% year to date) compared to 51.7% in Q3 (57.2% year to date)
2007.
     The third quarter results of the U.S. operations includes the impact of
Hurricane Ike which increased claims incurred by $2.0 million. The Company has gross losses from Hurricane Ike of $19.5 million however, the Company's catastrophe reinsurance program limited the net impact of Hurricane Ike to
$2.0 million (the Company's previous year catastrophe retention was
$5 million). The U.S. operations experienced estimated unfavourable reserve development of $25.1 million for the quarter ($76.0 million for the year to date) compared with $20.4 in the same quarter ($75.8 million year to date)
last year. Lincoln General accounts for $22.6 million of this reserve development for the quarter ($82.2 million year to date) or $0.41 per share after tax for the quarter ($1.42 per share after tax year to date). The terminated artisan contractors liability program accounts for $19.2 million of this development in the quarter. Combined ratio was 215.5% for the quarter on
Lincoln's terminated (run-off) programs including unfavourable development compared with 115.1% on active programs for the quarter. The earned premium on
Lincoln's active programs was $96.7 million and $19.3 million on the terminated programs in the third quarter of 2008.

     <<
                           Quarter to September 30:  9 Months to September 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars)                 2008         2007         2008         2007
     -------------------------------------------------------------------------
     Favourable (unfavourable)
      change in estimated
      unpaid claims for prior
      accident years (note 1):
       Canada                 $   (1.3) $       9.6  $     (15.4) $      18.7
       U.S.                      (25.1)       (20.4)       (76.0)       (75.8)
                             -------------------------------------------------
       Total                  $  (26.4) $     (10.8) $     (91.4) $     (57.1)
                             -------------------------------------------------
     As a % of net premiums
      earned (note 2):
       Canada                    (1.1%)        8.5%        (4.6%)        6.2%
       U.S.                     (10.0%)       (6.1%)       (9.0%)       (7.7%)
                             -------------------------------------------------
       Total                     (7.1%)       (2.4%)       (7.8%)       (4.5%)
                             -------------------------------------------------
     As a % of unpaid
      claims (note 3):
       Canada                                              (1.7%)        2.3%
       U.S.                                                (5.7%)       (6.7%)
                                                          --------------------
       Total                                               (4.0%)       (2.9%)
                                                          --------------------

     -------------------------------------------------------------------------

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     Expenses

     The overall expenses increased in the quarter due to the severance costs associated with the integration of Kingsway's American Country subsidiary into its American Service subsidiary and increased bad debts write-offs. Higher operating costs and depreciation expense of the new Head Office building in
Canada also impacted expenses. The general expense ratio increased to 17.4%
(15.8% year to date) compared to 12.8% (12.4% year to date 2007) in Q3 2007 primarily due to lower premium volume at Lincoln General.

     Interest Expense

     Interest expense in the third quarter of 2008 decreased to $9.3 million, compared to $10.3 million for the third quarter of 2007 as a result of the repayment of a portion of our debt. On a year to date basis, interest expense was $28.1 million compared to $28.2 million last year. As a result of the repayment of all bank indebtedness during the quarter, it is anticipated that interest expense will decrease for the remaining three months of 2008.

     Income Taxes

     Income taxes recovery on continuing operations for the third quarter was
$16.7 million ($30.2 million year to date) as a result of losses recognized in the U.S. domiciled subsidiaries and the fully taxable status of the Canadian subsidiaries. This compares with a tax recovery of $0.2 million for the same quarter last year ($1.5 million year to date).

     Net Income (Loss) and Earnings (Loss) Per Share

     In the third quarter the Company reported a net loss of $17.4 million
(loss of $45.5 million year to date), compared to net income of $23.6 million in the third quarter of last year ($85.0 million net income year to date
2007). Diluted loss per share was $0.32 for the quarter (diluted loss per share of $0.82 year to date), compared to diluted earnings per share of $0.42 for the third quarter of 2007 ($1.51 year to date 2007).

     Operating Earnings

     Operating earnings are calculated as income from continuing operations excluding after-tax net realized gains and losses on securities to assess the profitability of the operations.

     <<
     -------------------------------------------------------------------------
                           Quarter to September 30:  9 months to September 30:
     -------------------------------------------------------------------------
     (in millions of dollars
      except per share amounts)   2008         2007         2008         2007
     -------------------------------------------------------------------------
     Income (loss) from
      continuing operations   $  (40.8) $      19.9  $     (69.1) $      74.1
     Net realized gains
      (losses) after tax:
       Net realized gains
        (losses) before tax      (29.6)         4.2        (24.7)        43.7
       Tax effect on realized
        gains (losses)            (6.3)         0.3         (2.9)        11.2
     -------------------------------------------------------------------------
                                 (23.3)         3.9        (21.8)        32.5
     -------------------------------------------------------------------------
     Operating earnings
      (losses)                   (17.5)        16.0        (47.4)        41.6
     Average outstanding
      shares diluted
      (in millions)               55.2         55.9         55.3         56.1
     Operating earnings
      (losses) per share         (0.32)        0.29        (0.86)        0.74
     -------------------------------------------------------------------------

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q3 2008 compared to
December 31, 2007.

     -------------------------------------------------------------------------
                                                           As at
     -------------------------------------------------------------------------
     (in millions of dollars           September 30,  December 31,     Change
      except per share amounts)                2008         2007
     -------------------------------------------------------------------------
     Assets
       Securities                       $   2,546.4  $   3,256.4         (22%)
       Accounts receivable and
        other assets                          309.2        365.4         (15%)
       Income taxes recoverable                 9.3          1.3         615%
       Future income taxes                    149.9        114.1          32%
       Capital assets                         119.0        133.4         (11%)
       Goodwill and intangible assets         111.4        116.8          (5%)

     Liabilities
       Bank indebtedness                          -        172.4        (100%)
       Unearned premiums                      604.7        758.5         (20%)
       Unpaid claims                        2,032.4      2,267.1         (10%)
       Senior unsecured debentures            196.9        220.1         (11%)

     Shareholders' Equity                     772.2        940.8         (18%)
       Book value per share                   14.02        16.95         (17%)
     -------------------------------------------------------------------------
     >>

     Securities:

     The fair value of the securities portfolio including cash decreased 20%
to $2.8 billion, compared to $3.5 billion as at December 31, 2007. This decrease is primarily due to the sale of securities to repay of the Company's bank debt, the disposition of a subsidiary and the impact of the credit crisis on the market value of the Company's fixed income portfolio. Also contributing to the drop in the securities portfolio is the impact of a weaker Canadian dollar at the balance sheet date on the conversion of the Canadian dollar portfolio to U.S. dollars.
     The Company has previously announced the major credit exposures to noteworthy names affecting its third quarter earnings. Despite these exposures, the Company's asset quality remains very high. As at September 30,
2008, 94.6% of the fixed income portfolio is rated 'A' or better. For a quantitative analysis of the credit exposure of the Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 6 to the financial statements.
     Due to generalized spread widening on corporate debt instruments, the gross unrealized losses on fixed income securities have increased to
$65.8 million representing 2% of the securities portfolio. The Company has the ability and intent to hold these securities to maturity and does not expect any significant ultimate earnings impact in respect of these gross unrealized losses.
     The fair value of the securities portfolio per share including cash decreased 19% to $51.07 (C$54.35) per common share at September 30, 2008 compared to $63.22 (C$63.77) at December 31, 2007 primarily as a result of the sale of York Fire and the repayment of bank debt.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     Maturity Profile:
     -------------------------------------------------------------------------
                                           Canadian         U.S.
                                         Operations   Operations        Total
     -------------------------------------------------------------------------
     Due in less than one year                24.7%        16.1%        18.8%
     Due in one through five years            38.4         52.9         48.5
     Due in five through ten years            31.2         20.8         23.9
     Due after ten years                       5.7         10.2          8.8
     -------------------------------------------------------------------------
     Total                                   100.0%       100.0%       100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were net unrealized losses of $71.0 million on the total securities portfolio or $1.29 per share outstanding at September 30, 2008 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $34.6 million or $0.62 per share outstanding at December 31, 2007. Net unrealized losses on the common share portfolio were $45.3 million or $0.82 per share outstanding at September 30,
2008 compared to net unrealized gains of $16.0 million or $0.29 per share outstanding at December 31, 2007.
     For a quantitative analysis of the impact to the fair value to the fixed income portfolio of a change in interest rates see Note 6 to the financial statements.
     As at September 30, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has a small exposure of approximately $2.6 million to the sub-prime mortgage market in the U.S.
through home equity loan asset backed securities. As at September 30, 2008, these securities had an aggregate net unrealized loss of $0.3 million.

     Accounts receivable and other assets:

     Accounts receivable and other assets decreased by 15% to $309.2 million since the end of last year, primarily as a result of the settlement of reinsurance receivables and the sale of a Canadian subsidiary which removed its assets from the consolidated total assets.

     Income taxes recoverable:

     Income taxes recoverable increased as a result of the recording of the
Canadian operations tax loss carry back in 2008.

     Future income taxes:

     Future income taxes increased due to tax losses recognized by the U.S.
operations which can be utilized in future periods up to twenty years.

     Capital assets:

     Capital assets decreased by 11% since the end of last year primarily as a result of depreciation of the capital assets and the removal of York Fire's capital assets from the consolidated total.

     Goodwill and intangible assets:

     Goodwill and intangible assets decreased by 5% since the end of last year due to the amortization of definite life intangible assets in certain of our
U.S. subsidiaries and the sale of York Fire which accounted for $1.0 million of the decrease in goodwill.

     Bank indebtedness:

     The Company had no bank indebtedness as of September 30, 2008 compared to
$172.4 million at December 31, 2007. During the first nine months of the year the Company repaid all of the outstanding debt under its credit facilities and is no longer subject to any financial covenants requirements under the terms of these cancelled credit facilities.

     Unearned premiums:

     Unearned premiums decreased 20% since December 31, 2007 as a result of decreased premium volume and the sale of York Fire.

     Unpaid claims:

     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
     Line of Business                               September 30, December 31,
                                                            2008         2007
     -------------------------------------------------------------------------
     Non - Standard Automobile                       $     539.5  $     575.2
     Standard Automobile                                     1.8        144.5
     Commercial Automobile                                 228.4        239.2
     Trucking                                              756.0        811.6
     Motorcycle                                            138.9        126.8
     Property & Liability                                  292.5        303.3
     Other                                                  75.3         66.5
     -------------------------------------------------------------------------
     Total                                           $   2,032.4  $   2,267.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 10% to $2.03 billion at the end of the third quarter compared to $2.27 billion at the end of 2007 of which
6 percentage points was a result of the sale of York Fire which carried
$156.5 million of unpaid claims as of September 30, 2008. The provision for unpaid claims comprised case reserves for individual claims decreased to
$1.20 billion ($1.21 billion at December 31, 2007) and a provision for
Incurred But Not Reported (IBNR) claims which decreased 7% to $837.1 million
($900.2 million at December 31, 2007).

     Senior unsecured debentures:

     On July 10, 2007 the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.

     Book value per share:

     Book value per share decreased by 17% to $14.02 (C$14.93) at
September 30, 2008 from $16.95 (C$16.80) at December 31, 2007 as a result of the diluted loss per share of $0.82 and the decline of $1.36 in the
"accumulated other comprehensive income" component of shareholders' equity.

     Contractual Obligations

     Information concerning contractual obligations as at September 30, 2008 is shown in Note 6 of the financial statements. For further details on the
Company's long term debt and interest obligations, refer to Note 10 - Bank
Indebtedness of the accompanying financial statements and Note 15 of the
Company's 2007 audited consolidated financial statements and pages 39 to 43 of the 2007 Annual Report which sets out the Company's contractual obligations as at December 31, 2007.

     Liquidity and Capital Resources

     During the three and nine months ended September 30, 2008, the cash used in operating activities was $239.8 million and $319.4 million respectively, a portion of which was the result of the termination of intercompany reinsurance agreements upon the sale of York Fire. The Company believes that the cash generated from the operating activities of the continuing operations will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments. Kingsway holds $351.9 million in cash and high grade short-term assets, representing approximately 13% of invested assets. The majority of the other fixed income securities are also liquid.
     During the nine months ended September 30, 2008, the Company repurchased
468,200 common shares under the normal course issuer bid for a total purchase price of $5.2 million at an average price of $11.02 (Cdn $11.17).
     As at September 30, 2008 the Company's subsidiaries were adequately capitalized to support their premium volume. For a more detailed discussion of the capital adequacy of the Companies insurance and reinsurance subsidiaries see Note 7 to the financial statements.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on
July 14, 2005 which is more fully described in Note 15(d) of the 2007 audited consolidated financial statements and page 42 of the 2007 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 43 of the 2007 Annual Report.

     International Financial Reporting Standards (IFRS)

     In 2006, the Accounting Standards Board (AcSB) published a new plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publically-listed companies to use IFRS, replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

     Summary of Quarterly Results
     The following table presents the financial results including discontinued
operations over the previous eight quarters.

     <<
     -------------------------------------------------------------------------
                  2008                   2007                            2006
     -------------------------------------------------------------------------
     (in millions
      of dollars
      except per
      share)       Q3      Q2      Q1      Q4      Q3      Q2      Q1      Q4
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $379.4  $443.2  $457.1  $449.0  $509.1  $525.2  $479.4  $409.1
     Net
      premiums
      earned    397.0   416.3   442.6   464.5   485.3   474.0   418.2   425.0
     Total
      revenue   442.3   460.8   474.5   510.1   528.1   538.6   458.9   466.6
     Net income
      (loss)    (17.4)    6.3   (34.4) (103.5)   23.6    41.7    19.6    16.8
     -------------------------------------------------------------------------
     Earnings
      (loss)
      per share
     Basic      (0.32)   0.11   (0.62)  (1.86)   0.43    0.75    0.35    0.30
     Diluted    (0.32)   0.11   (0.62)  (1.84)   0.42    0.74    0.35    0.30
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Note: The above information includes the discontinued operations of York
           Fire.

     Supplementary Financial Information from Continuing Operations

     Financial Strength Indicators:

     Some of the key indicators of the Company's financial strength are as follows:

                                                    September 30, December 31,
                                                            2008         2007
                                                   ---------------------------
     Rolling four quarter calculations:
       Net premiums written to estimated
        statutory surplus ratio                             1.9x         1.6x
       Senior debt to capitalization ratio                 23.3%        31.0%
       Total debt to capitalization ratio                  31.1%        36.8%

     Selected Financial Information expressed in Canadian dollars, except for per share amounts

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
                            Quarter to September 30: 9 months to September 30:
     (in millions of
      dollars except per
      share amount)               2008         2007         2008         2007
     -------------------------------------------------------------------------
     Gross premiums
      written              $     368.0  $     499.9  $   1,227.0  $   1,577.8
     Net premiums earned         385.5        471.8      1,198.8      1,411.0
     Net income (loss)           (18.0)        24.8        (46.3)        93.1
     Earnings per share -
      diluted                    (0.33)        0.44        (0.84)        1.66
     Underwriting profit
      (loss)                     (53.0)        (9.5)      (147.6)       (37.4)
     Book value per share                                  14.93        18.72
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2007 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators.
Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.
There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the
Company's internal control over financial reporting.

     <<
     Forward Looking Statements
     --------------------------
     >>
     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2007
Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian
Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share amounts)

     -------------------------------------------------------------------------
     (Unaudited)            Quarter to September 30: 9 months to September 30:
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Gross premiums
      written              $   354,520  $   477,476  $ 1,207,607  $ 1,428,099
     -------------------------------------------------------------------------
     Net premiums written  $   318,175  $   435,740    1,103,510  $ 1,316,184
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned $   371,051  $   450,617  $ 1,178,720  $ 1,278,977
       Investment income        33,116       36,095      101,961       98,876
       Net realized gains
        (losses)               (29,619)       4,156      (24,668)      43,684
     -------------------------------------------------------------------------
                               374,548      490,868    1,256,013    1,421,537
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred     $   290,726  $   320,554  $   924,456  $   927,187
       Commissions and
        premiums taxes          66,191       81,890      212,274      232,192
       General and
        administrative
        expenses                64,714       57,514      186,664      158,681
       Interest expense          9,322       10,275       28,110       28,225
       Amortization of
        intangibles              1,058          876        3,828        2,628
     -------------------------------------------------------------------------
                               432,011      471,109    1,355,332    1,348,913
     -------------------------------------------------------------------------
     Income (loss) from
      continuing operations
      before income taxes      (57,463)      19,759      (99,319)      72,624
     Income taxes (recovery)   (16,695)        (158)     (30,195)      (1,456)
     -------------------------------------------------------------------------
     Income (loss) from
      continuing operations    (40,768)      19,917      (69,124)      74,080
     Income (loss) from
      discontinued operations,
      net of taxes (note 3)    (11,631)       3,694      (11,353)      10,888
     Gain on disposal of
      discontinued
      operations, net of
      taxes                     34,985            -       34,985            -
     -------------------------------------------------------------------------
     Net income (loss)     $   (17,414) $    23,611  $   (45,492) $    84,968
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Earnings (loss)
      per share -
      continuing operations:
       Basic:              $     (0.74) $      0.36  $     (1.25) $      1.33
       Diluted:            $     (0.74) $      0.36  $     (1.25) $      1.32

     -------------------------------------------------------------------------

     Earnings (loss)
      per share - net
      income (loss):
       Basic:              $     (0.32) $      0.43  $     (0.82) $      1.53
       Diluted:            $     (0.32) $      0.42  $     (0.82) $      1.51
     Weighted average
      shares outstanding
      (in '000s):
       Basic:                   55,147       55,630       55,238       55,682
       Diluted:                 55,185       55,937       55,305       56,118
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                    September 30  December 31
                                                            2008         2007
                                                      (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                     $   197,381  $   161,635
       Securities                                      2,546,360    3,256,365
       Accrued investment income                          26,233       33,186
       Financed premiums                                  68,389       91,851
       Accounts receivable and other assets              309,212      365,410
       Due from reinsurers and other insurers            211,982      207,137
       Deferred policy acquisition costs                 142,119      176,202
       Income taxes recoverable                            9,271        1,348
       Future income taxes                               149,878      114,066
       Capital assets                                    119,042      133,431
       Goodwill and intangible assets                    111,429      116,774
     -------------------------------------------------------------------------
                                                     $ 3,891,296  $ 4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Bank indebtedness                             $         -  $   172,436
       Loans payable                                      66,222       66,222
       Accounts payable and accrued liabilities          131,573      144,940
       Unearned premiums                                 604,711      758,490
       Unpaid claims                                   2,032,365    2,267,082
       Senior unsecured debentures                       196,874      220,080
       Subordinated indebtedness                          87,376       87,354
     -------------------------------------------------------------------------
                                                       3,119,121    3,716,604
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                     322,344      326,151
         Issued and outstanding number of common shares
          55,068,528 - September 30, 2008
          55,515,728- December 31, 2007
       Contributed surplus                                 8,889        7,619
       Retained earnings                                 462,282      521,165
       Accumulated other comprehensive income            (21,340)      85,866
     -------------------------------------------------------------------------
                                                         772,175      940,801
     -------------------------------------------------------------------------
                                                     $ 3,891,296  $ 4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                           Quarter to September 30: 9 months to September 30:
     -------------------------------------------------------------------------
     (Unaudited)                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning
      of period            $   323,102  $   327,199  $   326,151  $   328,473
     Issued during the
      period                        41           96           89        1,143
     Repurchased for
      cancellation                (799)           -       (3,896)      (2,321)
     -------------------------------------------------------------------------
     Balance at end of
      period                   322,344      327,295      322,344      327,295
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning
      of period            $     8,287  $     6,144  $     7,619  $     5,352
     Stock option expense          602          788        1,270        1,580
     -------------------------------------------------------------------------
     Balance at end of
      period                     8,889        6,932        8,889        6,932
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning
      of period            $    83,598  $   610,251  $   521,165  $   560,126
     Net income (loss) for
      the period               (17,414)      23,611      (45,492)      84,968
     Common share dividends     (3,907)      (4,069)     (12,115)     (11,560)
     Repurchase of shares
      for cancellation               5            -       (1,276)      (3,741)
     -------------------------------------------------------------------------
     Balance at end of
      period                   462,282      629,793      462,282      629,793
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive income
     Balance at beginning
      of period            $    39,454  $    44,875  $    85,866  $     7,011
     Cumulative effect of
      adopting new
      accounting policies                         -            -       17,672
     Other comprehensive
      income (loss)            (60,794)      38,373     (107,206)      58,565
     -------------------------------------------------------------------------
     Balance at end of
      period                   (21,340)      83,248      (21,340)      83,248
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders'
      equity at end of
      period               $   772,175  $ 1,047,268  $   772,175  $ 1,047,268
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                           Quarter to September 30: 9 months to September 30:
     -------------------------------------------------------------------------
     (Unaudited)                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Comprehensive income
     Net income (loss)     $   (17,414) $    23,611  $   (45,492) $    84,968
     Other comprehensive
      income, net of taxes:
       - Change in
        unrealized gains
        (losses) on
        available-for
        securities:
         Unrealized gains
          (losses) arising
          during the period,
          net of income
          taxes(1)             (55,883)      22,047      (77,065)      12,798
         Recognition of
          realized losses
          (gains) to net
          income, net of
          income taxes(2)       11,256       (7,492)      (3,789)     (11,401)
       - Unrealized gains
        (losses) on
        translating
        financial statement
        of self-sustaining
        foreign operations     (13,872)      20,732      (23,526)      54,082
       - Gain (loss) on
        cash flow hedge         (2,295)           -       (2,826)           -
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)            (60,794)      38,373     (107,206)      58,565
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive income  $   (78,208) $    61,984  $  (152,698) $   143,533
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of income tax of $(18,999) for the quarter to September 30,
         2008 ($(23,120) for Year to date) and $1,791 for the quarter to
         September 30, 2007 ($2,159 for year to date).
     (2) Net of income tax of $4,001 for the quarter to September 30, 2008
         ($(1,598) for year to date) and $(2,051) for the quarter to
         September 30, 2007 ($(5,049) for year to date).

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                           Quarter to September 30: 9 months to September 30:
     -------------------------------------------------------------------------
     (Unaudited)                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Cash flows from
      operating activities
     Net income (loss)     $   (17,414) $    23,611  $   (45,492) $    84,968
     Items not
      affecting cash:
       Amortization              3,681        3,336       14,920        9,768
       Future and current
        income taxes            (3,470)      (7,798)     (10,619)     (22,557)
       Net realized gains      (11,215)      (5,290)     (16,684)     (45,160)
       Amortization of
        bond premiums and
        discounts               (1,232)      (4,296)      (5,264)      (7,708)
       Net change in other
        non-cash balances     (210,153)      30,222     (256,232)      74,794
     -------------------------------------------------------------------------
                              (239,803)      39,785     (319,371)      94,105
     -------------------------------------------------------------------------
     Cash flows from
      financing activities
     Increase in share
      capital                       41           96           89        1,143
     Repurchase of
      common shares for
      cancellation              (1,684)           -       (5,172)      (6,062)
     Dividends paid             (3,907)      (4,069)     (12,115)     (11,560)
     Increase (decrease)
      in bank indebtedness
      and loans payable       (157,693)       1,758     (172,976)     108,702
     Decrease in senior
      unsecured indebtedness         -            -      (17,517)           -
     -------------------------------------------------------------------------
                              (163,243)      (2,215)    (207,691)      92,223
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities   (830,152)    (946,858)  (2,422,232)  (3,137,472)
     Proceeds from sale
      of securities          1,166,002      887,748    2,925,814    2,989,159
     Financed premiums
      receivable, net           31,173       (4,792)      17,920      (12,387)
     Acquisitions, net of
      cash acquired                  -           (4)        (212)     (40,687)
     Net proceeds from
      sale of discontinued
      operations                44,067            -       44,067            -
     Net change to capital
      assets                       789       (2,555)      (2,549)     (17,382)
     -------------------------------------------------------------------------
                               411,879      (66,461)     562,808     (218,769)
     -------------------------------------------------------------------------
     Net change in cash
      and cash equivalents       8,833      (28,891)      35,746      (32,441)
     Cash and cash
      equivalents at
      beginning of period      188,548      126,156      161,635      129,706
     -------------------------------------------------------------------------
     Cash and cash
      equivalents at end
      of period            $   197,381  $    97,265  $   197,381  $    97,265
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three and nine months ended September 30, 2008 and 2007
     (Unaudited - tabular amounts in thousands of U.S. dollars)

     NOTE 1  Basis of Presentation

     These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2007 except for the changes in accounting policies as noted below. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2007 as set out on pages 63 to 85 of the
     Company's 2007 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

     NOTE 2  Change In Accounting Polices

     On January 1, 2008, the Company adopted CICA Handbook Section 1535
     Accounting Changes - Capital Disclosures, Section 3862 Financial
     Instruments - Disclosures and Section 3863 Financial Instruments -
     Presentation.

     Handbook Section 1535 requires the following disclosures: (i) qualitative information about an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. See Note 7 for additional details.

     Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial
     Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements but not changing the existing presentation requirements for financial instruments. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Handbook Section 3862 requires qualitative and quantitative disclosure of: (i) exposures to risks arising from financial instruments, how they arose and the potential impact on the amount, timing and certainty of future cash flows; (ii) information about the risk management function and the reporting and measurement systems used; (iii)
     the entity's policies for hedging or mitigating risk and avoiding concentrations of risk; and (iv) the sensitivity to individual market risk factors together with the methodology for performing the analysis.
     Handbook Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 6 for additional details.

     NOTE 3  Discontinued Operations

     On September 30, 2008 the company completed its previously announced sale of York Fire and Casualty Insurance Company (York Fire), a primarily standard insurance writer, for C$95 million in cash. The sale will enable the Company to focus on its core lines of business, such as non-standard automobile and trucking, build a stronger platform for achieving growth and sustainable profitability in its leading products. The Company has classified York Fire as discontinued operations and the results of its operations are separately reported for all periods presented.

     Summarized financial information for discontinued York Fire operations is shown below.

     -------------------------------------------------------------------------
                            Quarter to September 30: 9 months to September 30:
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Operations:
       Revenue             $    25,736  $    37,212  $    79,580  $   104,016
     -------------------------------------------------------------------------
       Income (loss) from
        discontinued
        operations before
        taxes                  (14,753)       4,324      (16,377)      12,541
       Income tax (recovery)    (3,122)         630       (5,024)       1,653
     -------------------------------------------------------------------------
       Income (loss) from
        discontinued
        operations before
        disposal, net of
        taxes              $   (11,631) $     3,694  $   (11,353) $    10,888
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Disposals:
       Gain on disposal
        before income
        taxes              $    42,049  $         -  $    42,049  $         -
       Income tax                7,064            -        7,064            -
     -------------------------------------------------------------------------
       Gain on disposal,
        net of taxes       $    34,985  $         -  $    34,985  $         -
     -------------------------------------------------------------------------
     Total Income from
      discontinued
      operations, net of
      taxes                $    23,354  $     3,694  $    23,632  $    10,888
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Selected major classes of assets and liabilities of York Fire included in the sale at balance sheet date are as follows:

     -------------------------------------------------------------------------
                                                    September 30  December 31
                                                            2008         2007
     -------------------------------------------------------------------------
     Assets
       Securities                                              -       65,209
       Financed premiums                                       -       34,088
       Deferred policy acquisitions costs                      -        2,660
       Other assets                                            -       29,908
     -------------------------------------------------------------------------
     Assets of discontinued operations                         -      131,865
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities
       Unearned premiums                                       -       22,785
       Unpaid claims                                           -       62,504
       Other liabilities                                       -        6,212
     -------------------------------------------------------------------------
     Liabilities of discontinued operations                    -       91,501
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 4  Stock-based Compensation

     As reported on pages 74 - 75 of the Company's 2007 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the third quarter
     2008, the Company recorded C$640,000 (C$1,306,000 year to date) of stock-
     based compensation expense included in employee compensation expense.

     Per share weighted average fair value of options granted during 2008 was
     C$2.88 in February, C$2.43 in May and C$2.45 in September. Per share weighted average fair value of options granted during 2007 was C$5.34
     February and C$2.38 in December. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     -------------------------------------------------------------------------
                                                           As at September 30:
     -------------------------------------------------------------------------
                                                            2008         2007
     -------------------------------------------------------------------------
     Risk-free interest rate                                3.22%        4.11%
     Dividend yield                                         2.23%        1.30%
     Volatility of the expected market price of
      the Company's common shares                           27.8%        25.2%
     Expected option life (in years)                         4.0          3.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

     NOTE 5  Segmented Information

     The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company's
     Canadian and United States segments include transactions with the
     Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The reportable segments for Canada have been updated to conform to current period's financial statement presentation to exclude the results of discontinued operations.

     -------------------------------------------------------------------------
                                     Three months ended September 30, 2008
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  112,483  $  242,037  $        -  $  354,520
     Net premiums earned          119,621     251,430           -     371,051
     Investment income             12,235      20,432         449      33,116
     Net realized loss            (10,079)    (19,540)          -     (29,619)
     Interest expense                   -       7,594       1,728       9,322
     Amortization of capital
      assets                          511       2,191       1,011       3,713
     Amortization of
      intangible assets                 -       1,058           -       1,058
     Income tax expense
      (recovery)                   (2,758)    (12,888)     (1,049)    (16,695)
     Income (loss) from
      continuing operations        (3,653)    (41,331)      4,216     (40,768)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                     Three months ended September 30, 2007
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  115,105  $  362,371  $        -  $  477,476
     Net premiums earned          113,489     337,128           -     450,617
     Investment income (loss)      14,188      22,046        (139)     36,095
     Net realized gains             1,455       2,701           -       4,156
     Interest expense                   -       8,090       2,185      10,275
     Amortization of capital
      assets                          525       1,285       1,170       2,980
     Amortization of
      intangible assets                 -         876           -         876
     Income tax expense
      (recovery)                    5,820      (9,848)      3,870        (158)
     Income (loss) from
      continuing operations        22,471       2,556      (5,110)     19,917
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      Nine months ended September 30, 2008
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  364,843  $  842,764  $        -  $1,207,607
     Net premiums earned          336,234     842,486           -   1,178,720
     Investment income (loss)      38,898      63,357        (294)    101,961
     Net realized loss             (1,749)    (22,919)          -     (24,668)
     Interest expense                   -      24,182       3,928      28,110
     Amortization of capital
      assets                        1,567       5,951       3,546      11,064
     Amortization of
      intangible assets                 -       3,828           -       3,828
     Income tax expense
      (recovery)                   (9,957)    (26,153)      5,915     (30,195)
     Income (loss) from
      continuing operations         7,654     (79,142)      2,364     (69,124)

     Capital assets            $   55,776  $   57,616  $    5,650  $  119,042
     Goodwill and intangible
      assets                        7,602     103,827           -     111,429
     Total assets               1,325,197   2,494,552      71,547   3,891,296
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      Nine months ended September 30, 2007
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  346,678  $1,081,421  $        -  $1,428,099
     Net premiums earned          300,545     978,432           -   1,278,977
     Investment income (loss)      38,316      61,647      (1,087)     98,876
     Net realized gains            26,444      17,240           -      43,684
     Interest expense                   -      22,067       6,158      28,225
     Amortization of capital
      assets                        1,350       3,750       2,300       7,400
     Amortization of
      intangible assets                 -       2,628           -       2,628
     Income tax expense
      (recovery)                   16,168     (29,459)     11,835      (1,456)
     Income (loss) from
      continuing operations        63,296      24,695     (13,911)     74,080

     Capital assets            $   62,028  $   60,972  $   10,932  $  133,932
     Goodwill and intangible
      assets                        9,240     104,606           -     113,846
     Total assets               1,817,773   2,829,209      35,489   4,682,471
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 6  Securities

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                              September 30, 2008
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized
                                     cost       Gains      Losses  Fair Value
     -------------------------------------------------------------------------
     Term Deposits             $  154,068  $      594  $      173  $  154,489
     Bonds:
       Canadian - Government      185,759       3,419         923     188,255
                - Corporate       312,457       1,354       8,873     304,938
       U.S      - Government      102,481       2,364         562     104,283
                - Corporate     1,379,830      16,489      54,474   1,341,845
       Other    - Government            -           -           -           -
                - Corporate       130,724       2,010         760     131,974
     -------------------------------------------------------------------------
     Sub-total                 $2,265,319  $   26,230  $   65,765  $2,225,784
     Common
      shares    - Canadian        188,167       1,893      31,355     158,705
                - U.S             155,583       6,226       5,759     156,050
     Preferred
      shares    - Canadian          7,648           1       2,413       5,236
                - U.S                 635           -          50         585
     -------------------------------------------------------------------------
                               $2,617,352  $   34,350  $  105,342  $2,546,360
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                               December 31, 2007
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized
                                     cost       Gains      Losses  Fair Value
     -------------------------------------------------------------------------
     Term Deposits             $  393,788  $      836  $       69  $  394,555
     Bonds:
       Canadian - Government      260,309       4,164         115     264,358
                - Corporate       368,243       1,834       6,464     363,613
       U.S      - Government       90,305       2,270          13      92,562
                - Corporate     1,461,177      23,153       8,657   1,475,673
       Other    - Government       15,492           -         106      15,386
                - Corporate       204,876       4,381         812     208,445
     -------------------------------------------------------------------------
     Sub-total                 $2,794,190  $   36,638  $   16,236  $2,814,592
     Common
      shares    - Canadian        224,086      25,624      12,786     236,924
                - U.S             194,545      16,045      12,847     197,743
     Preferred
      shares    - Canadian          8,211           -       1,828       6,383
                - U.S                 780           -          57         723
     -------------------------------------------------------------------------
                               $3,221,812  $   78,307  $   43,754  $3,256,365
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices.

     Net investment income for the quarter and period ended is comprised as follows:
     -------------------------------------------------------------------------
                           Quarter to September 30: 9 months to September 30:
     -------------------------------------------------------------------------
                                  2008         2007         2008         2007
     -------------------------------------------------------------------------
     Investment income
       Interest on short
        term securities    $     2,666  $     5,281  $     9,943  $    15,053
       Interest on Bonds        25,923       28,998       83,801       79,193
       Dividends                 3,898        3,123        8,345        9,193
       Premium Finance           1,264          308        3,361        1,406
       Other                     1,121          369        1,917           (6)
     -------------------------------------------------------------------------
     Gross Investment
      Income               $    34,872  $    38,079  $   107,367  $   104,839
     Investment Expenses         1,756        1,984        5,406        5,963
     -------------------------------------------------------------------------
     Net Investment Income $    33,116  $    36,095  $   101,961  $    98,876
     -------------------------------------------------------------------------

     Net realized losses for the quarter ended September 30, 2008 were
     $29.6 million ($24.7 million for year to date) compared to net realized gains of $4.2 million for the quarter ended September 30, 2007
     ($43.7 million for year to date). Included in net realized losses were adjustments to the carrying values of securities for declines in market value considered other than temporary of $22.9 million for the quarter ended September, 2008 ($40.7 million for year to date) compared to
     $2.5 million for the quarter ended September, 2007 ($8.4 million for year to date).

     NOTE 7  Financial Instruments

     Risk Management

     The Company's risk management policies and practices are described on pages 23, 47 and 72 to 73 of the Company's 2007 Annual Report. There has
     been no significant change in the risk management framework.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:

     The Company remains exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services, using the higher of these ratings for any security where there is a split rating:

     -------------------------------------------------------------------------
                                 September 30, 2008       December 31, 2007
     -------------------------------------------------------------------------
     AAA/Aaa                    $1,234,088     55.4%   $1,516,064     53.9%
     AA/Aa2                        415,040     18.6        661,891     23.5
     A/A2                          457,461     20.6        470,909     16.7
     BBB/Baa2                       62,427      2.8         96,076      3.4
     BB/Ba2                          5,764      0.3          8,081      0.3
     B/B2                           11,492      0.5         12,629      0.4
     CCC/Caa or lower                1,497      0.1          1,724      0.1
     Not rated                      38,015      1.7         47,218      1.7
     -------------------------------------------------------------------------
     Total consolidated         $2,225,784      100%   $2,814,592    100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     As at September 30, 2008, 94.6% of the fixed income portfolio is rated
     'A' or better. The 'not rated' category consists primarily of investments in money market instruments.

     Market risk:

     Our primary market risk exposures continue to be the changes in interest rates and equity prices. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $75.1 million at September
     30, 2008, representing 3.4% of the $2.2 billion fair value fixed income securities portfolio.

     Fluctuations in value of the equity securities due to changes in general economic or stock market conditions affect the carrying value of these securities and the level and timing of recognition of gains and losses on securities held, causing changes in realized and unrealized gains and losses.

     We have a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate. We do not hedge any foreign currency exposure that may exist in the securities portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities.

     Liquidity risk:

     Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from the general business activities and in the course of managing the assets and liabilities. The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources, the funds needed to fulfill the cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements.

     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual re pricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     -------------------------------------------------------------------------
     As at September 30, 2008    One year      One to     Five to   More than
                                  or less  five years   ten years   ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash equivalents   $  197,381  $        -  $        -  $        -
     Securities                   416,849   1,079,692     532,495     196,426
     Accrued Investment Income     26,233           -           -           -
     Finance Premiums              68,389           -           -           -
     Accounts receivable and
      other assets                309,212           -           -           -
     Due from reinsurers and
      other insurers               66,507     122,066      20,189       3,220

     Liabilities:
     Bank Indebtedness                  -           -           -           -
     Loans payable                      -           -      66,222           -
     Accounts payable and
      accrued liabilities         131,573           -           -           -
     Unpaid claims                637,635   1,170,302     193,560      30,868
     Senior unsecured debentures        -      92,943     103,931           -
     Subordinated indebtedness          -           -           -      87,376
     -------------------------------------------------------------------------

     -------------------------------------------------
     As at September 30, 2008          No
                                 specific
                                     date       Total
     -------------------------------------------------
     Assets:
     Cash & cash equivalents   $        -  $  197,381
     Securities                   320,898   2,546,360
     Accrued Investment Income          -      26,233
     Finance Premiums                   -      68,389
     Accounts receivable and
      other assets                      -     309,212
     Due from reinsurers and
      other insurers                    -     211,982

     Liabilities:
     Bank Indebtedness                  -           -
     Loans payable                      -      66,222
     Accounts payable and
      accrued liabilities               -     131,573
     Unpaid claims                      -   2,032,365
     Senior unsecured debentures        -     196,874
     Subordinated indebtedness          -      87,376
     -------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2007     One year      One to     Five to   More than
                                  or less  five years   ten years   ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash equivalents   $  161,635  $        -  $        -  $        -
     Securities                   714,339   1,242,667     720,464     137,122
     Accrued Investment Income     33,186           -           -           -
     Finance Premiums              91,851           -           -           -
     Accounts receivable and
      other assets                365,410           -           -           -
     Due from reinsurers and
      other insurers               (5,999)    181,135      27,676       4,325

     Liabilities:
     Bank Indebtedness            172,436           -           -           -
     Loans payable                      -           -      66,222           -
     Accounts payable and
      accrued liabilities         144,940           -           -           -
     Unpaid claims                735,534   1,284,106     213,264      34,178
     Senior unsecured debentures        -      99,680     120,400           -
     Subordinated indebtedness          -           -           -      87,354
     -------------------------------------------------------------------------

     -------------------------------------------------
     As at December 31, 2007           No
                                 specific
                                     date       Total
     -------------------------------------------------
     Assets:
     Cash & cash equivalents   $        -  $  161,635
     Securities                   441,773   3,256,365
     Accrued Investment Income          -      33,186
     Finance Premiums                   -      91,851
     Accounts receivable and
      other assets                      -     365,410
     Due from reinsurers and
      other insurers                    -     207,137

     Liabilities:
     Bank Indebtedness                  -     172,436
     Loans payable                      -      66,222
     Accounts payable and
      accrued liabilities               -     144,940
     Unpaid claims                      -   2,267,082
     Senior unsecured debentures        -     220,080
     Subordinated indebtedness          -      87,354
     -------------------------------------------------

     Collateral pledged: As at September 30, 2008, bonds and term deposits with an estimated fair value of $51.6 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the
     Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At September 30, 2008, the amount of such pledged securities was $103.6 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At September 30, 2008 the letter of credit facility utilization was $276.3 million.

     Past due loans but not impaired: Past due loans are loans where repayment of principal or payment of interest is contractually in arrears. There are no such loans as at September 30, 2008.

     Fair value:

     Refer to Note 5 with respect to fair value disclosure on securities. The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at September 30, 2008 the estimated fair value of the unpaid claims was $2,166.8 million ($2,022.9 million net of reinsurers' share of unpaid claims). There is no active market for policy liabilities, so a market value is not readily available.

     The table below summarizes the fair valuation of debt liabilities:

                                                   September 30, 2008
     -------------------------------------------------------------------------
                                                           Total
                                          Total fair    carrying    Favorable
                                             value(x)      value (Unfavorable)
     -------------------------------------------------------------------------
     Loans Payable                        $   42,581  $   66,222   $   23,641
     Senior unsecured debentures             169,897     196,874       26,977
     Subordinated indebtedness                90,500      87,376       (3,124)
     -------------------------------------------------------------------------

                                                    December 31, 2007
     -------------------------------------------------------------------------
                                                           Total
                                         Total fair     carrying    Favorable
                                            value(x)       value (Unfavorable)
     -------------------------------------------------------------------------
     Loans Payable                        $   54,493  $   66,222   $   11,729
     Senior unsecured debentures             221,517     220,080       (1,437)
     Subordinated indebtedness                90,500      87,354       (3,146)
     -------------------------------------------------------------------------

     (x) The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at September 30, 2008 were as follows:

     ($ in 000s)
     -------------------------------------------------------------------------
     Description          September 30,      Quoted  Significant   Significant
                                  2008    prices in        Other  Unobservable
                                             active   Observable        Inputs
                                        markets for       Inputs
                                          identical
                                             Assets
                                           (Level 1)    (Level 2)    (Level 3)
     -------------------------------------------------------------------------
     Available for sale
      securities            $2,546,360   $  320,576   $2,225,784   $        -
     -------------------------------------------------------------------------

     NOTE 8  Capital Management

     The Company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The process is aimed to achieve three major objectives: Meet regulatory requirements, maintain strong credit rating and maximize returns to shareholders.
     Senior executive management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.

     As at September 30, 2008 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial
     Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at September 30, 2008 the MCT's of the
     Canadian subsidiaries are above the target MCT level, with MCT margins ranging between 169% and 203% and aggregate available capital of approximately $36.3 million in excess of required capital. The MCT of
     Kingsway General fell from 219% at June 30, 2008 to 169% at September 30,
     2008 primarily due to the impact on the minimum capital required of the decrease in market value of the assets in trust for Kingsway General at the captive reinsurer. Additional funds have been placed in the trust account subsequent to quarter-end, bringing Kingsway General's MCT to
     198% and the aggregate available capital from Canadian subsidiaries to
     $48.8 million on a pro-forma basis.

     In the United States, a risk based capital (RBC) formula is used by the
     National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below
     200% of the authorized control level. As at September 30, 2008, all the
     U.S. subsidiaries are above the required RBC levels, with RBC ratios ranging between 227% and 1,708% and have aggregate available capital of approximately $119.2 million in excess of required capital.

     The reinsurance subsidiaries, which are domiciled in Barbados and
     Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at September 30, 2008 the capital maintained by Kingsway Reinsurance Corporation was approximately
     $94.1 million ($224.1 as at June 30, 2008) in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway
     Reinsurance (Bermuda) Limited was approximately $30.4 million
     ($55.6 million as at June 30, 2008) in excess of regulatory requirements.
     The decline in excess regulatory capital is primarily due to the repatriation of funds during the quarter to repay a significant portion of bank indebtedness.

     For additional details, refer to page 39 to 42 of the Company's 2007
     Annual Report.

     NOTE 9  Hedges

     On July 10, 2007, a general partnership of the Company (Kingsway 2007
     General Partnership) issued a five year C$100 million debt obligation due on July 11, 2012 with fixed semi-annual C$3 million interest payments.
     Kingsway 2007 General Partnership's risk management objective is to lock in the cash flow requirements on this debt obligation in U.S dollar terms which is the currency in which its cash inflows are received, thus mitigating exposure to variability in expected future cash flows. In order to meet this objective, Kingsway 2007 General Partnership has entered into a cross-currency swap with Bank of Nova Scotia to swap U.S.
     dollar cash flows into Canadian dollar cash flows providing the Company with the required Canadian dollar funds each semi-annual period and upon maturity to settle the senior debenture offering interest payments.

     The swap transaction has been designated as a cash flow hedge. Any changes in the fair value of hedging instrument are recorded in other comprehensive income until the hedged item affects the Consolidated
     Statement of Income. Hedge ineffectiveness is measured and recorded in the current period in the Consolidated Statement of Income. The Company has recorded a $0.2 million loss during the quarter ($0.1 million loss year to date) due to the ineffective portion of the designated hedge. As at September 30, 2008, the time length of cash flow hedge outstanding was less than five years. When the hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income will be recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

     NOTE 10 Acquisitions

     On April 1, 2007 the Company acquired 100% of the voting shares of
     Mendota Insurance Company ('Mendota') whose primary business is non-
     standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance
     Agency, Inc. The earnings of Mendota have been included in the statement of operations from April 1, 2007.

     During the first quarter of 2008, the final purchase price was determined at $51.1 million. The Company has recognized total goodwill $1.2 million related to this acquisition, of which $0.2 million was recorded in 2008 and $1.0 million during 2007.

     The Company also recognized total intangible assets of $10.7 million related to this acquisition during 2007, of which $7.8 million was assigned to insurance licenses with an indefinite life and not subject to amortization, $1.1 million was assigned to computer software and is being amortized straight line over its defined useful life of 5 years and
     $1.8 million assigned to agent relationships and is also being amortized of a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

     NOTE 11 Bank Indebtedness

     During the first nine months of the year the Company repaid all of the outstanding debt under its credit facilities and is no longer subject to any financial covenants requirements under the terms of these cancelled credit facilities.

     NOTE 12 Supplemental Condensed Consolidating Financial Information

     On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and
     Kingsway America Inc. ("KAI"), a wholly-owned subsidiary of the Company.
     The following is the condensed consolidating financial information for the Company as of September 30, 2008 and December 31, 2007, and for the
     period ended September 30, 2008 and 2007, with a separate column for each
     Guarantor, the issuer and the other businesses of the Company combined
     ("Non-Guarantor subsidiaries").

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the nine months ended September 30, 2008

                                          KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                          (a            (a           (the
                                      "Guarantor")  "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned            $         -   $         -   $         -
       Investment related income             (295)        2,770         5,104
       Management fees                     78,797        14,041             -
     -------------------------------------------------------------------------
                                      $    78,502   $    16,811   $     5,104
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                $         -   $         -   $         -
       Commissions and premium taxes            -             -             -
       Other expenses                      66,296        21,238           177
       Interest expense                     3,928        21,100         4,612
     -------------------------------------------------------------------------
                                           70,224        42,338         4,789
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes        8,278       (25,527)          315
     Income taxes (recovery)                5,915        (8,679)          107
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            2,363       (16,848)          208
     Income (loss) from discontinued
      operations                                -             -             -
     Gain on disposal of
      discontinued operations              34,985             -             -
     Equity in undistributed net
      income of subsidiaries              (82,840)      (51,881)            -
     -------------------------------------------------------------------------
     Net income (loss)                $   (45,492)  $   (68,729)  $       208
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                         Other      Consolidation
                                     Subsidiaries   adjustments      Total
     -------------------------------------------------------------------------
                                         (the
                                    "Non-Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned            $ 1,187,906   $    (9,186)  $ 1,178,720
       Investment related income           96,187       (26,473)       77,293
       Management fees                          -       (92,838)            -
     -------------------------------------------------------------------------
                                      $ 1,284,093   $  (128,497)  $ 1,256,013
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                $   957,091   $   (32,635)  $   924,456
       Commissions and premium taxes      212,274             -       212,274
       Other expenses                     193,374       (90,593)      190,492
       Interest expense                     3,739        (5,269)       28,110
     -------------------------------------------------------------------------
                                        1,366,478      (128,497)    1,355,332
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes      (82,385)            -       (99,319)
     Income taxes (recovery)              (27,538)            -       (30,195)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                          (54,847)            -       (69,124)
     Income (loss) from discontinued
      operations                          (11,353)            -       (11,353)
     Gain on disposal of
      discontinued operations                   -             -        34,985
     Equity in undistributed net
      income of subsidiaries                    -       134,721             -
     -------------------------------------------------------------------------
     Net income (loss)                $   (66,200)  $   134,721   $   (45,492)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the nine months ended September 30, 2007

                                          KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                          (a            (a           (the
                                      "Guarantor")  "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned            $         -   $         -   $         -
       Investment related income           (1,087)        3,634         1,480
       Management fees                     60,851        10,134             -
     -------------------------------------------------------------------------
                                      $    59,764   $    13,768   $     1,480
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                $         -   $         -   $         -
       Commissions and premium taxes            -             -             -
       Other expenses                      55,681        14,114            48
       Interest expense                     6,158        18,767         1,411
     -------------------------------------------------------------------------
                                           61,839        32,881         1,459
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes       (2,075)      (19,113)           21
     Income taxes (recovery)               11,836        (6,498)            7
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                          (13,911)      (12,615)           14
     Income (loss) from
      discontinued operations                   -             -             -
     Gain on disposal of
      discontinued operations                   -             -             -
     Equity in undistributed
      net income of subsidiaries           98,879       (44,003)            -
     -------------------------------------------------------------------------
     Net income (loss)                $    84,968   $   (56,618)  $        14
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Other      Consolidation
                                     Subsidiaries   adjustments      Total
     -------------------------------------------------------------------------
                                         (the
                                    "Non-Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned            $ 1,278,977   $         -   $ 1,278,977
       Investment related income          140,013        (1,480)      142,560
       Management fees                          -       (70,985)            -
     -------------------------------------------------------------------------
                                      $ 1,418,990   $   (72,465)  $ 1,421,537
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                $   944,547   $   (17,360)  $   927,187
       Commissions and premium taxes      232,192             -       232,192
       Other expenses                     145,091       (53,625)      161,309
       Interest expense                     3,369        (1,480)       28,225
     -------------------------------------------------------------------------
                                        1,325,199       (72,465)    1,348,914
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes       93,791             -        72,624
     Income taxes (recovery)               (6,801)            -        (1,456)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                          100,592             -        74,080
     Income (loss) from
      discontinued operations              10,888             -        10,888
     Gain on disposal of
      discontinued operations                   -             -             -
     Equity in undistributed
      net income of subsidiaries                -       (54,876)            -
     -------------------------------------------------------------------------
     Net income (loss)                $   111,480   $   (54,876)  $    84,968
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at September 30, 2008

                                          KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                          (a            (a           (the
                                      "Guarantor")  "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries    $   723,833   $   744,352   $         -
       Cash                                47,608         4,250           710
       Securities                               -             -             -
       Goodwill and other assets            8,399             -             -
       Other assets                        (4,207)       74,353       107,475
     -------------------------------------------------------------------------
                                      $   775,633   $   822,955   $   108,185
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
       Bank Indebtedness              $         -   $   170,175   $         -
       Other liabilities                    3,458        27,576         4,862
       Unearned premiums                        -             -             -
       Unpaid claims                            -             -             -
       Senior unsecured debentures              -       125,000        93,404
       Subordinated indebtedness                -        90,500             -
     -------------------------------------------------------------------------
                                      $     3,458   $   413,251   $    98,266
     Shareholders' equity:
       Share capital                      322,344       454,133        10,667
       Contributed surplus                  8,889             -             -
       Retained Earnings                  462,282       (44,429)        2,261
       Accumulated other
        comprehensive income              (21,340)            -        (3,009)
     -------------------------------------------------------------------------
                                          772,175       409,704         9,919
     -------------------------------------------------------------------------
                                      $   775,633   $   822,955   $   108,185
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Other      Consolidation
                                     Subsidiaries   adjustments      Total
     -------------------------------------------------------------------------
                                         (the
                                     Non-Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries    $  (540,927)  $  (927,258)  $         -
       Cash                               144,813             -       197,381
       Securities                       2,630,691       (15,942)    2,614,749
       Goodwill and other assets          103,030             -       111,429
       Other assets                     2,822,946    (2,032,830)      967,737
     -------------------------------------------------------------------------
                                      $ 5,160,553   $(2,976,030)  $ 3,891,296
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
       Bank Indebtedness              $         -   $  (103,953)  $    66,222
       Other liabilities                  251,317      (155,640)      131,573
       Unearned premiums                  934,516      (329,805)      604,711
       Unpaid claims                    3,335,302    (1,302,937)    2,032,365
       Senior unsecured debentures         (4,653)      (16,877)      196,874
       Subordinated indebtedness                -        (3,124)       87,376
     -------------------------------------------------------------------------
                                      $ 4,516,482   $(1,912,336)  $ 3,119,121
     Shareholders' equity:
       Share capital                    1,883,515    (2,348,315)      322,344
       Contributed surplus                      -             -         8,889
       Retained Earnings               (1,178,828)    1,220,996       462,282
       Accumulated other
        comprehensive income              (60,616)       63,625       (21,340)
     -------------------------------------------------------------------------
                                          644,071    (1,063,694)      772,175
     -------------------------------------------------------------------------
                                      $ 5,160,553   $(2,976,030)  $ 3,891,296
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2007

                                          KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                          (a            (a           (the
                                      "Guarantor")  "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries    $   964,286   $   682,266   $         -
       Cash                                13,716         6,960           566
       Securities                               -             -             -
       Goodwill and other assets                -             -             -
       Other assets                        34,042        16,302       113,217
     -------------------------------------------------------------------------
                                      $ 1,012,044   $   705,528   $   113,783
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
       Bank Indebtedness              $    42,369   $   170,175   $         -
       Other liabilities                    7,797        25,184         6,607
       Unearned premiums                        -             -             -
       Unpaid claims                            -             -             -
       Senior unsecured debentures         21,077       125,000        94,429
       Subordinated indebtedness                -        90,500             -
     -------------------------------------------------------------------------
                                           71,243       410,859       101,036
     Shareholders' equity:
       Share capital                      326,151       342,450        10,667
       Contributed surplus                  7,619             -             -
       Retained Earnings                  521,165       (47,781)        2,053
       Accumulated other
        comprehensive income               85,866             -            27
     -------------------------------------------------------------------------
                                          940,801       294,669        12,747
     -------------------------------------------------------------------------
                                      $ 1,012,044   $   705,528   $   113,783
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Other      Consolidation
                                     Subsidiaries   adjustments      Total
     -------------------------------------------------------------------------
                                         (the
                                    "Non-Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries    $  (150,463)  $(1,496,089)  $         -
       Cash                               140,393             -       161,635
       Securities                       3,348,216             -     3,348,216
       Goodwill and other assets          116,774             -       116,774
       Other assets                     3,181,277    (2,314,058)    1,030,780
     -------------------------------------------------------------------------
                                      $ 6,636,197   $(3,810,147)  $ 4,657,405
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
       Bank Indebtedness              $   130,068   $  (103,954)  $   238,658
       Other liabilities                  339,938      (234,586)      144,940
       Unearned premiums                1,220,813      (462,323)      758,490
       Unpaid claims                    3,810,139    (1,543,057)    2,267,082
       Senior unsecured debentures        (20,426)            -       220,080
       Subordinated indebtedness                -        (3,146)       87,354
     -------------------------------------------------------------------------
                                        5,480,532    (2,347,066)    3,716,604
     Shareholders' equity:
       Share capital                    1,773,287    (2,126,404)      326,151
       Contributed surplus                      -             -         7,619
       Retained Earnings                 (713,618)      759,346       521,165
       Accumulated other
        comprehensive income               95,996       (96,023)       85,866
     -------------------------------------------------------------------------
                                        1,155,665    (1,463,081)      940,801
     -------------------------------------------------------------------------
                                      $ 6,636,197   $(3,810,147)  $ 4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the nine months ended September 30, 2008

                                          KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                          (a            (a           (the
                                      "Guarantor")  "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                     $   (45,492)  $   (68,729)  $       208
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries           82,840        51,881             -
       Other                              (56,898)      (34,977)         (237)
     -------------------------------------------------------------------------
                                          (19,550)      (51,825)          (29)

     Financing Activities:
       Increase in share capital, net          89       111,683             -
       Repurchase of common shares
        for cancellation                   (5,172)            -             -
       Common share dividend              (12,115)            -             -
       Increase/(decrease) in
        bank indebtedness                 (60,793)            -           173
       Increase in senior unsecured
        indebtedness                            -             -             -
     -------------------------------------------------------------------------
                                          (77,991)      111,683           173

     Investing Activities:
       Purchase of securities              (1,625)            -             -
       Proceeds from sale of
        securities                          1,184             -             -
       Proceeds from sale of
        discontinued operations            44,067             -             -
       Acquisitions                        87,600             -             -
       Other                                  207       (62,568)            -
     -------------------------------------------------------------------------
                                          131,433       (62,568)            -

     Increase (decrease) in cash
      during the year                      33,892        (2,710)          144
     Cash, beginning of year               13,716         6,960           566
     -------------------------------------------------------------------------
                                      $    47,608   $     4,250   $       710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Other      Consolidation
                                     Subsidiaries   adjustments      Total
     -------------------------------------------------------------------------
                                         (the
                                    "Non-Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                     $   (66,200)  $   134,721   $   (45,492)
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries                -      (134,721)            -
       Other                             (337,947)      156,180      (273,879)
     -------------------------------------------------------------------------
                                         (404,147)      156,180      (319,371)

     Financing Activities:
       Increase in share capital, net           -      (111,683)           89
       Repurchase of common shares
        for cancellation                        -             -        (5,172)
       Common share dividend                    -             -       (12,115)
       Increase/(decrease) in
        bank indebtedness                (172,976)       60,620      (172,976)
       Increase in senior unsecured
        indebtedness                            -       (17,517)      (17,517)
     -------------------------------------------------------------------------
                                         (172,976)      (68,580)     (207,691)

     Investing Activities:
       Purchase of securities          (2,420,607)            -    (2,422,232)
       Proceeds from sale of
        securities                      2,924,630             -     2,925,814
       Proceeds from sale of
        discontinued operations                 -             -        44,067
       Acquisitions                          (212)      (87,600)         (212)
       Other                               77,732             -        15,371
     -------------------------------------------------------------------------
                                          581,543       (87,600)      562,808

     Increase (decrease) in cash
      during the year                       4,420             -        35,746
     Cash, beginning of year              140,393             -       161,635
     -------------------------------------------------------------------------
                                      $   144,813   $         -  $    197,381
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the nine months ended September 30, 2007

                                          KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                          (a            (a           (the
                                      "Guarantor")  "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                     $    84,968   $   (56,618)  $        14
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries          (98,779)       44,003             -
       Other                               18,230        (8,030)     (104,546)
     -------------------------------------------------------------------------
                                            4,419       (20,645)     (104,532)

     Financing Activities:
       Increase in share capital, net       1,143        71,822        10,667
       Repurchase of common shares
        for cancellation                   (6,062)            -             -
       Common share dividend              (11,560)            -             -
       Increase/(decrease) in
        bank indebtedness                   2,509       103,953        94,429
       Increase in senior unsecured
        indebtedness                            -             -             -
     -------------------------------------------------------------------------
                                          (13,970)      175,775       105,096

     Investing Activities:
       Purchase of securities                   -             -             -
       Proceeds from sale of
        securities                             99             -             -
       Acquisitions                        19,805       (51,065)            -
       Other                               (8,929)     (103,816)            -
     -------------------------------------------------------------------------
                                           10,975      (154,881)            -

     Increase (decrease) in cash
      during the year                       1,424           249           564
     Cash, beginning of year                3,475         3,204             -
     -------------------------------------------------------------------------
                                      $     4,899   $     3,453   $       564
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Other      Consolidation
                                     Subsidiaries   adjustments      Total
     -------------------------------------------------------------------------
                                         (the
                                    "Non-Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                      $   111,380   $   (54,776)  $   84,968
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries                -        54,776             -
       Other                              103,483             -         9,137
     -------------------------------------------------------------------------
                                          214,863             -        94,105

     Financing Activities:
       Increase in share capital, net           -       (82,489)        1,143
       Repurchase of common shares
        for cancellation                        -             -        (6,062)
       Common share dividend                    -             -       (11,560)
       Increase/(decrease) in
        bank indebtedness                  11,764      (103,953)      108,702
       Increase in senior unsecured
        indebtedness                            -             -             -
     -------------------------------------------------------------------------
                                           11,764      (186,442)       92,223

     Investing Activities:
       Purchase of securities          (3,137,472)            -    (3,137,472)
       Proceeds from sale of
        securities                      2,989,060             -     2,989,159
       Acquisitions                        10,378       (19,805)      (40,687)
       Other                             (123,271)      206,247       (29,769)
     -------------------------------------------------------------------------
                                         (261,305)      186,442      (218,769)

     Increase (decrease) in cash
      during the year                     (34,678)            -       (32,441)
     Cash, beginning of year              123,027             -       129,706
     -------------------------------------------------------------------------
                                      $    88,349   $         -   $    97,265
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:30e 05-NOV-08